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Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax richard.truesdell@davispolk.com
Confidential

June 19, 2020

Re:	CureVac B.V. Draft Registration Statement on Form F-1 Submitted April 29, 2020 CIK No. 0001809122

Mr. Alan Campbell
Ms. Suzanne Hayes
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Campbell and Ms. Hayes:

On behalf of our client, CureVac B.V., a Dutch private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form F-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated May 28, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter. The Amended DRS also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Our Company, page 1

1.	The prospectus summary should include a balanced presentation of your business, including your competitive position in the industry. In the presentation of your business, you state that you are “a leading global clinical-stage biopharmaceutical company” and that you have a “differentiated technology platform.” Please tell us the basis for these claims. We note that your most advanced is currently in a Phase 1 clinical trial and that no mRNA products have been approved by any regulatory agency and that you have not yet obtained regulatory approval for any product. Please balance your summary presentation as well as presentations of your business elsewhere in the document by providing equally prominent disclosure about the competitive and regulatory challenges you face.

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the statement that the Company is “a leading global clinical-stage biopharmaceutical company” is supported by the fact that the Company is a pioneer in the field of mRNA-based medicines and has an understanding of mRNA biology, its interaction with cellular translation machinery as well as the immune system, in each case developed over the course of the past 20 years. It applies its extensive know-how across three therapeutic areas, has developed in-house manufacturing capabilities with its GMP facilities, and is developing a novel downsized and automated process for producing mRNA, or the RNA Printer. In addition, to the Company’s knowledge, it is the first mRNA medicines company to have built a GMP production facility for mRNA.

The Company respectfully further advises the Staff that the statement that the Company has a “differentiated technology platform” is based on the way in which it optimizes its constructs to develop its product candidate portfolio across the three core pillars described in the Amended DRS on pages 1 and 105, which are protein design, mRNA optimization and mRNA delivery. Furthermore, the Company believes it was the first among peer companies to appreciate the importance of mRNA optimization, including the significance of preserving critical protein-RNA interactions as an inherent feature of the natural building blocks employed by the Company in its product candidates.

In addition, as disclosed in the Amended DRS, the Company’s management team has extensive experience in the biopharmaceutical industry, including experience in nucleic acid therapy, oncology, rare and infectious diseases, and antibodies and broad expertise in the clinical, regulatory, and commercialization aspects of oncology, prophylactic vaccines and protein therapy as well as in drug development, process development, and manufacturing for mRNA therapies.

Finally, although it is true that the Company’s most advanced programs are in Phase 1, as the Staff notes there are no mRNA products approved by any regulatory agency and mRNA-based medicines represent a novel class of medicine that continues to be developed and explored by the Company and by the Company’s key competitors who also have product candidates that are in clinical development stages. The Company also is and has been actively involved in the publication of research articles in peer-reviewed scientific journals focused on various aspects of mRNA medicines.

Based on the aforementioned reasons, the Company believes it is appropriate for it to claim that it is “a leading global clinical-stage biopharmaceutical company” and that it has a “differentiated technology platform.” However, in response to the Staff’s comment, the Company has revised the disclosure on pages 4-7, 88, 105, 109 and 110 of the Amended DRS to balance the presentation of the Company’s business as requested by the Staff to further disclose the risks it faces, including competitive and regulatory challenges.

2.	We note your disclosure that your lead clinical programs have “generated promising early efficacy and safety results” or "shown potential" in clinical trials. Safety and efficacy are determinations that are solely within the authority of the FDA or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy and you may state that your product candidates have been well tolerated, if accurate. Please revise these statements here and throughout the document.

Response: In response to the Staff’s comment, the Company has revised the applicable statements relating to safety and efficacy of its product candidates throughout the Amended DRS.

3.	We note your disclosure that mRNA-based medicines “represent a foundational class of medicine” and that they have "inherent advantages." Please provide the source for this statement and clarify your disclosure to explain why mRNA-based medicines are foundational and potentially provide an advantage compared to other treatments.

Response: The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 105 of the Amended DRS to clarify that mRNA-based medicines represent a “novel” as opposed to “foundational” class of medicine. The Company respectfully advises the Staff that the advantages of mRNA-based medicines are disclosed in the Amended DRS on page 114 under the caption titled “mRNA as a Novel Treatment Modality.” The Company has revised the disclosures on pages 1, 105 and 109 to clarify elsewhere in the Amended DRS the advantages of mRNA-based medicines as compared to other treatments as the context requires.

4.	Recent news coverage indicates that you are focused on developing a vaccine for SARSCoV-2. A news release posted on your website on March 15, 2020 stated that "internal efforts are focused on the development of a coronavirus vaccine" and an interview with one of your executives stated that "[your] key focus is [your] SARS-CoV-2 vaccine." An additional article summarizing an interview with Dr. Hoerr stated that Dr. Hoerr acknowledged that your search for a vaccine has "all but consumed" your company. Please revise the summary section and other relevant portions throughout the document to disclose the impact that your focus on a potential SARS-CoV-2 vaccine has had, and will continue to have, on the rest of your business, including preclinical and clinical development of your other product candidates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 22, 23 and 89 of the Amended DRS to disclose the impact of our focus on a potential SARS-CoV-2 vaccine on the rest of our business, including preclinical and clinical development of our other product candidates.

The Company respectfully advises the Staff that upon the outbreak of the COVID-19 pandemic, the Company determined to make the development of a vaccine a priority and to use its large scale GMP III production facility to provide required material for a potential vaccine product candidate. Because there was no larger production batch required for the Company’s other product candidates, this prioritization did not impact clinical development of the Company’s other product candidates. The Company advises the Staff that it has leveraged its technical development and dedicated production workforce to ensure appropriate focus on its vaccine candidate. The Company’s research personnel dedicated to infectious diseases focused its efforts on optimizing several COVID-19 vaccine constructs in order to position the Company to pursue clinical development of a vaccine candidate as rapidly as practicable. The Company advises the Staff that because the area of infectious diseases has the greatest number of dedicated personnel, the focus on development of a COVID-19 vaccine did not have a significant impact on the Company’s other clinical or preclinical programs under development. The Company also determined to postpone initially planned preclinical work on a flu vaccine to later in 2020, but does not consider this delay to be material. The Company advises the Staff that while it is certainly committed and focused on the development of a vaccine for COVID-19, it does not believe that this has materially impacted the clinical development timelines of its other lead product candidates including CV8102 and CV7202.

5.	We note you count your in house manufacturing infrastructure as a strength yet on page 17, you state that you rely on CMOs to manufacture and supply your product candidates. Please clarify the disclosure throughout the document to explain the apparent discrepancy.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 19, 105, 106 and 130 of the Amended DRS to clarify that while the Company controls the critical steps of manufacturing in-house, for other non-critical manufacturing steps such as starting material, formulation and fill and finish, it relies on contract manufacturing organizations, or CMOs.

6.	Please revise the description of your programs to eliminate the reliance on overly technical language so investors can understand the nature of your product candidates. For example, please explain the significance of "activation of the toll like receptors 7, or TLR7, TLR8, and retonic acid-inducible Gene-I, or RIG-I pathways.".

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 106 and 136 of the Amended DRS.

7.	We note you intend to initiate the first Phase 1/2a clinical trial for COVID-19 in _____. Please clarify whether you have submitted an NDA or when you expect to submit an NDA.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 88, 105, 107, 108, 110-112 and 155 of the Amended DRS to clarify that the Company has initiated a Phase 1 clinical trial for its vaccine candidate against SARS-CoV-2 in healthy volunteers in June 2020, with results expected in the fourth quarter of 2020. Based on the results of the Company’s Phase 1 clinical trial, the Company expects to pursue the development of its vaccine candidate in further clinical trials. However, the Company is not able to estimate at this time the precise timing for the next steps in the clinical development of its COVID-19 vaccine candidate.

Our Portfolio, page 3

8.	Please revise your pipeline table to include a column for Phase 3, include all indications that the identified product candidates/programs are designed to treat and remove programs that are not material to your operations. To the extent that you have licensed a program/product candidate to another party, please clarify your continued involvement in the program and why it is appropriate to consider it as part of your product development pipeline. Your response should address your indications that collaborative partners exercise full control over development and commercialization.

We note your inclusion of references to collaborators such as Yale, Harvard Medical School and SERI without describing your collaborative agreements. To the extent the collaborations are material, please disclose the material terms of these agreement. If they are not material, remove the collaborative partner and the program from your pipeline table.

Additionally, we note your statement that you are advancing multiple undisclosed programs in preclinical studies across liver and rare diseases, eye disorders, lung disease and delivering theraputic antibodies and you have included them in your pipeline table. It is not appropriate to highlight programs that are not material. Similarly, it is not appropriate to omit disclosures relating to material programs.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 109 of the Amended DRS to revise the pipeline table to include a column for Phase 3 and to clarify the commercial rights that the Company holds in each program. The Company advises the Staff that all indications that the identified product candidates/programs are designed to treat are included in the pipeline chart, except for: (i) the Tumor Associated Antigens program, (ii) the “Cas9 Gene-editing” program, and (iii) the “Therapeutics Antibodies” program. For each of the aforementioned programs, the Company and its respective partners, if applicable, have not yet identified any indications as they are still in the preclinical research stage. However, the Company considers these programs to be material to its business and to the development of its oncology and protein therapy programs.

The Company respectfully advises the Staff that Boehringer Ingelheim, CRISPR Therapeutics, and Genmab are licensees and commercializing partners for BI 1361849 (former CV9202), Cas9 Gene-editing, and therapeutic antibodies, respectively. However, the Company believes it is appropriate to consider these programs as part of the Company’s product development pipeline because in each of the programs the Company is eligible for substantial payments upon certain milestones and certain ongoing royalties. The Company has included disclosure about these programs on pages 90-92, 170, 171, 174-177 of the Amended DRS.

The Company further respectfully advises the Staff that it has already disclosed the material terms of its collaboration arrangements with the Schepens Eye Research Institute, Harvard Medical School and the Massachusetts Eye and Ear Infirmary, collectively SERI, as well as Yale University, on pages 180 and 181 of the Amended DRS. In addition, the Company respectfully advises the Staff that it considers its preclinical studies across liver and rare diseases, eye disorders, lung disease and delivering therapeutic antibodies material to its business and as such respectfully refers the Staff to the disclosures included on pages 135 and 162-169 of the Amended DRS.

Implications of Being an Emerging Growth Company, page 6

9.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it will provide copies of the written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications, on a supplemental basis.

We depend on strategic partnerships..., page 15

10.	We note that in certain cases your collaborative partners exercise full control over further development and potential commercialization and that collaborators can independently develop product that compete with the collaborative product candidate. Additionally, we note that you are subject to diligence requirements. Please clarify whether your collaborative partners are also subject to diligence requirements and whether you have contractual rights to information about clinical trial developments and results.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Amended DRS to clarify where the Company’s collaboration partners are subject to diligence requirements and where the Company has contractual rights to information about clinical trial developments and results.

We may face business disruption and related risks..., page 21

11.	We note your disclosure about potential disruptions due to the COVID-19 pandemic. To the extent you have experienced delays in clinical trials, difficulties enrolling new participants, participants terminating their participation, or any other disruptions, please revise the discussion to describe the events and their potential impact.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22-24 of the Amended DRS to further describe the events noted by the Staff and clarify their potential impact on the business of the Company. The Company advises the Staff that ongoing clinical development of the Company’s product candidates has not experienced significant delay, however, the Company continues to assess the impact of COVID-19 on its business and, if needed, will update related disclosures in a subsequent amendment in response to the Staff’s comment.

If we are unable to obtain, maintain and enforce intellectual property protection for our products..., page 37

12.	Please identify all your product candidates that are subject to march in rights.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the Amended DRS to identify all of the Company’s product candidates that are subject to march in rights.

Use of Proceeds, page 78

13.	We note your disclosure that you intend to use the proceeds of this offering to advance your preclinical and clinical programs, invest in your mRNA technology platform and fund expansion of your manufacturing capabilities. Please also what amounts will be allocated to each of your programs and specify how far in the development of each of your pipeline projects you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Item 3.C.1 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 81 of the Amended DRS to provide investors with the specific categories of estimated amounts to be included in a subsequent amendment that will be allocated to each of the Company’s programs together with an indication of the Company’s expectation of how far in the development of each of the specified clinical trials the Company expects to reach with the proceeds of the offering, as well as disclosure that additional funds will be required to advance the Company’s product candidates through regulatory approval. The Company respectfully informs the Staff that the specific estimated amounts allocated to each of the Company’s programs will be disclosed in a subsequent amendment, and respectfully advises the Staff that the estimated amounts and sources of required additional funding are not known at this time.

Our Collaborations and License Agreements, page 86

14.	Please revise the descriptions of each of your agreements to disclose:
•	each parties' rights and obligations under the agreement;
•	quantify all payment made to date;

•	disclose separately the aggregate amount of all potential development, regulatory and commercial milestone payments;
•	disclose the amount of option fees for additional targets;
•	quantify the royalty rate, or a range no greater than 10 percentage points per tier;
•	disclose when royalty provisions expire, if the expiration is based on a number of years following commercialization, disclose the number of years;
•	disclose the expiration date; and
•	describe any termination provisions.

Please note disclosures such as "mid-nine figure amount" and "low seven figure amount" are not sufficient.

Response: In response to the Staff’s comment, the Company has revised the descriptions of its agreements disclosures on pages 90-93 and 170-181 of the Amended DRS as requested by the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2018 Compared to Year Ended December 31, 2019
Research and development expenses, page 90

15.	You have two clinical stage programs and a COVID-19 program which you identify as key programs. We acknowledge your breakout of research and development costs by type of expenditure. To the extent known, please further disaggregate your costs by each key program. Costs related to insignificant product candidates may be aggregated into one line item with any unallocated costs on a separate line item to reconcile the total costs to the total on the Statement of Operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Amended DRS.

Contractual Obligations, page 93

16.	Please provide narrative disclosure quantifying the total aggregate amount of potential future milestone payments under your collaboration and licensing agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 99 of the Amended DRS to quantify the total aggregate amount of potential future milestone payments under its collaboration and licensing agreements.

Business, page 99

17.	We note that your disclosures throughout this section reference to "progressive disease," "stable disease," "complete response," and "partial response." Please revise your document to define these terms and disclose how responses were measured. Please also revise your document to provide definitions for Grade 1, Grade 2 and Grade 3 or higher adverse events.

Response: The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on pages 142 and 143 of the Amended DRS to define each of the terms referenced in the Staff’s comment and disclose how responses were measured.

Overview, page 100

18.	We note your disclosure on page 100 that you have “made rapid advances in de-risking [your] RNAoptimizer platform through rational disease selection.” Please clarify to explain how your disease selection process has de-risked your RNAoptimizer platform and to explain the significance of de-risking your platform.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 106 and 131 of the Amended DRS to clarify that it has made advances in utilizing the potential of its technology platform through rational disease selection. This approach is further detailed on pages 131 and 132 of the Amended DRS and illustrates how the Company seeks to mitigate clinical and developmental risk across multiple levels to advance and expand its product portfolio. As described on pages 131 and 132 of the Amended DRS, the Company considers a number of factors to inform its disease selection process, including unmet medical need, immune response, duration of expression, dosing requirements, delivery, and targeted tissue types, among other factors. The Company believes this process allows for tailored selection of product candidates that are best suited to its technology platform in a manner that mitigates clinical and developmental risk.

Overview, page 101

19.	We note your disclosure on page 100 that your "protein therapy platform has the potential to be used as a treatment against infectious diseases and toxins and to be applied in many disease indications including cancer, cardiovascular diseases, and autoimmune diseases." Please clarify whether your protein therapy platform is separate from the RNAoptimizer platform.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Amended DRS to clarify how its mRNA optimization process, which is a core pillar of its RNAoptimizer platform, is designed to increase protein expression with the aim to reach therapeutic levels in support of its protein therapy development efforts and also to increase protein expression for passive immunization in infectious diseases or treatment of autoimmune diseases. The Company advises the Staff that its RNAoptimizer platform supports each of its clinical programs, including protein therapy. To avoid confusion, the Company has deleted references to protein therapy as a “platform” in the Amended DRS.

Our Strengths, page 103

20.	Please explain the basis for your beliefs that mRNA-based medicines have advantages over existing treatment modalities and mRNA vaccines offer advantages over existing vaccine technologies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 109 of the Amended DRS to list examples of advantages of mRNA-based medicines over existing treatment modalities. In addition, the Company advises the Staff that the disclosures under the captions titled “Limitations of Existing Treatment Modalities” and “mRNA as a Novel Treatment Modality” on pages 113 and 114 of the Amended DRS include more detailed discussion of the advantages of mRNA-based medicines over existing treatment modalities. The Company further advises the Staff that the disclosures under the caption titled “Prophylactic Vaccines” on page 158 of the Amended DRS include a discussion of the advantages of mRNA vaccines over existing vaccine technologies. While there are no mRNA medicines or vaccines approved to date, the Company believes that the potential attributes of mRNA medicines and vaccines have driven additional research and investment into mRNA medicines, including by foundations such as the Bill & Melinda Gates Foundation. In addition, the potential advantages of various aspects of mRNA medicines and vaccines have been the subject of research and publication in various scientific peer-reviewed journal articles including by the Company’s and other peers’ research and scientific personnel, such as (i) Thran, Moritz, Jean Mukherjee, Marion Poenisch, Katja Fiedler, Andreas Thess, Barbara L. Mui, Michael J. Hope, Ying K. Tam, Nigel Horscroft, Regina Heidenreich, Mariola Fotin-Mleczek, Charles B Shoemaker and Thomas Schlake. “mRNA mediates passive vaccination against infectious agents, toxins, and tumors.” EMBO Molecular Medicine 9 (2017): 1434 - 1447; (ii) Lutz, Johannes, Sandra Lazzaro, Mohamed Habbeddine, Kim Ellen Schmidt, Patrick Baumhof, Barbara L. Mui, Ying K. Tam, Thomas D. Madden, Michael J. Hope, Regina Heidenreich and Mariola Fotin-Mleczek. “Unmodified mRNA in LNPs constitutes a competitive technology for prophylactic vaccines.” NPJ Vaccines 2 (2017): n. pag; (iii) Thess, Andreas, Stefanie Grund, Barbara L. Mui, Michael J. Hope, Patrick Baumhof, Mariola Fotin-Mleczek and Thomas Schlake. “Sequence-engineered mRNA Without Chemical Nucleoside Modifications Enables an Effective Protein Therapy in Large Animals.” Molecular Therapy 23 (2015): 1456 - 1464.

21.	Please balance your claim that you have a broad portfolio of mRNA-based medicines by clarifying that you are still developing your product candidates and that to date you have only conducted preclinical studies and initiated Phase 1 trials of those product candidates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5, 88, 109, 110 and 111 of the Amended DRS to clarify that the Company’s product candidates are in preclinical or Phase 1 stage of development.

Management, page 188

22.	Please file the consulting agreement with DR. Winterhalter as an exhibit to your registration statement.

Response: The Company acknowledges the Staff’s comment. However, the Company respectfully informs the Staff that it does not believe that it is required to file the consulting agreement with Dr. Winterhalter or any employment agreements with its executive officers. Item 601(b)(10)(iii)(A) of Regulation S-K generally requires to be filed any management contract or equity compensation plan in which any director or any of the named executive officers participates and any other management contract or any other compensatory plan in which any other executive officer of the registrant participates unless immaterial in amount or significance. Although Item 601(b)(10)(iii)(A) would cover the consulting agreement with Dr. Winterhalter, pursuant to Item 601(b)(10)(iii)(C)(5), this requirement does not apply to a registrant that is a foreign private issuer that furnishes compensatory information under Item 402(a)(1), and the public filing of the plan, contract or arrangement is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant. The Company is relying on the compensatory disclosure requirements of Item 402(a)(1) and has been advised by Dutch counsel that the public filing of these agreements is not required in the Netherlands and it has not otherwise publicly disclosed the consulting agreement. Therefore, the Company respectfully informs the Staff that the consulting agreement with Dr. Winterhalter is not required to be filed under Item 601(b)(10)(iii)(A).

Management Equity Incentive Plans, page 198

23.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company acknowledges the Staff’s comment. When an estimated offering price range has been determined, the Company will supplementally provide the Staff with an analysis explaining how the Company determined the fair value of the common stock underlying the Company’s equity issuances and the reasons for the difference between the most recent valuations of its common stock leading up to the planned initial public offering and the estimated offering price.

Description of Share Capital and Articles of Association, page 206

24.	On page F-29 of the document, you state that your Series B and Series C shares include preference rights in the case of a defined exit event. Please update this section to discuss any outstanding shares of preferred stock or whether the preferred stock will convert to common stock in the reorganization. See Item 10.A of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 218 of the Amended DRS to clarify that outstanding shares of all series in CureVac AG will convert to common shares of the Company in the Company’s corporate reorganization as described in the Amended DRS.

3.1 Revenue from contract with customers, page F-22

25.	Please include disclosure of your collaboration agreement with Eli Lilly and Company, or identify which of your disclosed agreements generated the revenues attributed to Eli Lilly and Company in the tables on page F-22.

Response: The Company acknowledges the Staff’s comment and confirms that the revenues attributed to Eli Lilly and Company on page F-22 are correctly attributed. The Company is currently in discussions with Eli Lilly and Company relating to its collaboration arrangement and will include disclosure of the resulting agreement in a subsequent amendment.

26.	You recorded EUR 17,416,000 of revenue in 2019 of which EUR 8,617,000 was from product sales and EUR 5,777,000 was from revenue recognized from upfront payments. Please clarify the nature of the remaining revenue recognized and the accounting policy. Clarify in Management's Discussion and Analysis the reason for the increase in the revenue from the prior year.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the remaining revenue recognized in 2019 and 2018 was related to research and development services provided to collaboration partners under the collaboration agreements in the amount of EUR 3,022,000 and EUR 297,000, respectively. Revenue from these services is recognized as services are performed and control is transferred to the customer. The Company has revised the disclosure on pages 94 and F-22 of the Amended DRS.

27.	You state on page F-8 that you generally concluded that you act as a principal in sales transactions as you customarily have control over the goods or services before transferring control to the customer. Please clarify the following:
•	the circumstances in which you would or would not act as a principal in sales transactions,
•	what you mean by "customarily has control over the goods or services before transferring control to the customer",
•	how your accounting policy for recording product sales as a principal or agent is consistent with B34-B38 of IFRS 15, and
•	if the product sales relate to sales to the collaborative partner and if so, where the performance obligations relating to those sales are disclosed for each significant agreement

Response: The Company respectfully acknowledges the Staff’s comment. The Company provides the following in response to each of the bullet points raised by the Staff above:

In response to the first and third bullet points of Staff Comment 27, management determined that the Group acts as a principal in all sales transactions under its existing collaboration agreements, as it has control over the goods or services before transferring control to the customer. This conclusion also applies in situations where the Group engages the services of third parties (for example, subcontractors) to satisfy performance obligations. When satisfying performance obligations under the Company’s collaboration agreements, the Company is responsible for the fulfillment of the contractual obligations, bears the inventory risks before control of the good or service has been transferred to a customer, and has discretion in establishing the price for the specified good or service. The Company respectfully advises the Staff that it has revised the disclosure on page F-8 of the Amended DRS in response to the Staff’s comment and removed the word “generally.”

In response to the second bullet point of Staff Comment 27, the Company respectfully advises the Staff that it has revised the disclosure on page F-8 of the Amended DRS in response to the Staff’s comment and removed the word “customarily.”

In response to the fourth bullet point of Staff Comment 27, the Company respectfully advises the Staff that it has revised the disclosures regarding product sales, all of which result from collaboration agreements, in its revenue recognition accounting policy on pages F-8 and F-9 of the Amended DRS.

3.2 Cost of Sales, page F-23

28.	You disclose that your revenues have been recognized pursuant to license and collaboration agreements. Please explain to us what differentiates expenses recorded as cost of sales from those recorded as research and development expenses. In addition, please clarify in Management's Discussion and Analysis the reasons why each component of cost of sales increased, why quantitatively the cost of sales increased more than the increase in revenue, and why the percentage increase in cost of sales was higher than the percentage increase in revenue.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 94-96 of the Amended DRS.

The Company respectfully acknowledges the Staff’s comment. In selecting functional expense classifications for presentation of its Consolidated Statements of Operations and Other Comprehensive Income (Loss), the Company acknowledged that IFRS provide limited presentation and classification guidance for a “function of expense” method of presentation for a statement of profit or loss and other comprehensive income. The Company considered the illustration in IAS 1.103 as well as the reference to cost of sales in IAS 2.38, which states:

The amount of inventories recognized as an expense during the period, which is often referred to as cost of sales, consists of those costs previously included in the measurement of inventory that has now been sold and unallocated production overheads and abnormal amounts of production costs of inventories. The circumstances of the entity may also warrant the inclusion of other amounts, such as distribution costs.

Based on the IFRS cited above and industry practice, the Company concluded that cost of sales should include costs which relate to current product sales and set-up activities for production processes to be used in fulfilling future product sales. The Company further concluded that research and development expenses should include costs which relate to the Company’s primary activities of biopharmaceutical research and development.

The Company’s cost of sales is comprised of those costs used in both (i) the fulfillment of performance obligations for delivery of products (for example, RNA products), including quality control, under the license and collaboration agreements and (ii) the set-up and quality assurance activities for production processes not capitalizable under IAS 38. The Company determined that future economic benefit from these set-up and quality assurance activities was not probable due to the production processes relating to pharmaceutical products which are yet to be developed under the Company’s collaboration agreements and, therefore, the intangible asset recognition criterion of IAS 38.57(d) was not met. In 2019 and 2018, the Company’s set-up activities primarily consisted of costs associated with quality assurance activities and scaling-up the existing GMP II process to GMP III, which was certified in December 2019 and which is based on a new scalable process design in comparison to the processes used for our GMP I/II facilities. The Company concluded that classification of costs relating to these set-up activities and to the Company’s quality assurance activities as cost of sales was most appropriate since they arise from upscaling an existing production process and, therefore, relate to current and future external sale of products. In 2019 and 2018, costs of these activities were primarily classified in the third-party services and personnel categories in the “nature of expense” method disclosure of cost of sales on pages 94-96 and F-23 of the Amended DRS.

Cost of sales was EUR 28.0 million for 2019, representing an increase of EUR 10.3 million, or 58%, from EUR 17.7 million, whereas revenue was EUR 17.4 million for 2019, representing an increase of EUR 4.5 million, or 35%, from EUR 12.9 million for 2018. The portion of these revenues relating to providing IP licenses and research and development services under the Company’s collaboration agreements have no directly associable cost of sales as costs incurred to fulfill the associated performance obligations are recognized in research and development expense due to their being part of our primary activities of biopharmaceutical research and development. The Company respectfully offers that a more meaningful analysis is the comparison of revenue from product sales compared to cost of sales. Product sales increased by 28% in 2019 compared to 2018 from EUR 6.7 million to EUR 8.7 million. The increase in cost of sales in 2019 from the amount in 2018 resulted primarily from higher product sales, increased inventory write-downs (disclosed in Note 5 on page F-28 of the Amended DRS), additional cost for rework of products sold to a customer in 2019, and idle production costs (recognized as expense in accordance with IAS 2.13 and IAS 2.28). Due to these aforementioned reasons as well as increased costs relating to these set-up and quality assurance activities, cost of sales in 2019 increased at a higher rate than the relative increase in the Company’s revenues from product sales and total revenue.

Notes to the Consolidated Financial Statements

12. Convertible loans, page F-35

29.	Please disclose the conversion rate of the convertible loans.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-35 and F-36 of the Amended DRS.

Please do not hesitate to contact me at (212) 450-4674, (917) 921-8872 or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.
Richard D. Truesdell, Jr.

cc:	Via E-mail
Ingmar Hoerr, Chief Executive Officer Franz-Werner Haas, Chief Operating Officer
Pierre Kemula, Chief Financial Officer
CureVac B.V.